CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2006

(Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

1.1

DATE

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of November 9, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto of the Company for the nine months ended September 30, 2006 and 2005 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2

OVERALL PERFORMANCE

Current Financial Highlights

•

Record Q3 2006 revenues of $17,510,103, representing a 44% increase over Q3 2005 revenues of $12,195,908 and 11% over Q2 2006 revenues of $15,844,155.

•

Record 2006 year-to-date revenues at $46,048,027, representing a 95% increase over the same nine-month period in 2005.

•

Record Q3 2006 orders booked of $17,191,817.

•

Sales order backlog of $6,363,008 carrying over into Q4 2006.

•

Gross margin at 34.7% for Q3 2006 and 34.3% for the nine months ended Sept 30, 2006.

•

Record Q3 2006 EBITA in the amount of $1,061,884 representing an increase of 37% over Q2 2006 at $773,025 and 62% over Q3 2005 at $657,200.

•

Record 2006 year-to-date EBITA of $1,963,157 representing a 39% increase over the same period last year.

•

Q3 2006 net earnings in the amount of $336,505, compared to Q2 2006 net earnings of $123,543 and net earnings of $222,470 in Q3 2005.

Overall, Q3 2006 continued to trend according to management's expectations.  During the quarter, Carmanah achieved record revenues of $17,510,103, which represents growth of 44% over Q3 2005 at $12,195,908 and 11% over Q2 2006 at $15,844,155.  The Company also booked a record $17,191,817 in sales orders and held a significant sales order backlog of $6,363,008 going into Q4 2006.  In addition, gross margins improved from 33.8% in Q2 2006 to 34.7% in Q3 2006 and operating expenses declined as a percentage of sales from 31% in Q2 2006 to 30.2% in Q3 2006.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

While revenues continued to grow, Carmanah's management has also been investing significant time developing operational infrastructure.  These changes will enable the Company to scale with the objectives of its five-year business plan.

Q3 2006 saw some significant sales achievements.  The highlight was the receipt and substantial delivery of a $2.6M order for 16 complete A704-5 wirelessly-controlled, solar-powered LED airfield lighting systems for a large general aviation lighting project.  Management anticipates that the trend towards larger orders will continue as the uptake from mainstream buyers increases across all vertical markets and the receptive audience for our technology becomes more widespread.

Management is also seeing growth opportunities for the sales of our solar power systems across a wide range of industrial sectors.  With new enabling programs coming on-stream in various jurisdictions and the increasing applications for “off-grid” solar powered solutions, Carmanah’s Solar Power Systems Group is well positioned with its diverse technologies and multiple regional locations.  In Q3 2006, Carmanah reinforced its position as a leading solar power systems integrator with the unveiling of Canada’s largest solar power systems installation at Exhibition Place in Toronto, Ontario.  The Company was also contracted in Q3 2006 to supply Canada’s largest building-integrated solar power system in British Columbia.

In Q3 2006, the performance of Carmanah’s LED Sign Group fell short of expectations.  In response, management has initiated new directives targeting faster and more innovative product development and cost competitiveness as this sector sees increased opportunity and competition.  Once implemented, management is confident that the division will be better positioned to capitalize on the growing market for solid state illuminated signage.

Beyond the details of this quarterly report, management is very pleased with the amount of opportunity presenting itself across all of Carmanah's business groups.  The demand for solar-based and energy-efficient technologies is growing at an unprecedented rate.  “All of the primary drivers, from environmental objectives, energy concerns, popular support, improved technology efficiencies and a reduction in capital costs, continue to bode well for the future of the Company,” states Aylesworth.  “These macro trends are the basis upon which the Company's business plan and objectives are built.

Company Overview

Carmanah is a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off grid and grid tied), and LED illuminated signage. Carmanah’s headquarters and primary manufacturing facilities are in Victoria, British Columbia, Canada.  The Company also operates an additional manufacturing facility in Calgary, Alberta, Canada, as well as regional sales and customer support offices in Victoria, BC; Calgary, AB; Barrie, ON; Toronto, ON; Ottawa, ON; Santa Cruz, CA; Olympia, WA; Riverton, UT; Doylestown, PA; and Crawley, West Sussex, England.

Since 1998, Carmanah has maintained an average annual growth rate of 80%.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

Carmanah is a public company listed on the Canadian Toronto Stock Exchange (TSX) under the stock symbol “CMH”, as well as the Berlin and Deutsche Börse AG Stock Exchanges under the stock symbol “QCX” (German securities ID: WKN 662218).  In the United States, Carmanah’s shares are quoted on the PinkSheets® (symbol “CMHXF”).

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in business activities which include the design, manufacture and/or distribution of three technology groups: solar powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  The Company’s LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities are located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Operating Subsidiaries

Carmanah comprises of two wholly-owned operating subsidiaries, Carmanah Signs Inc. (“CSI”) and Carmanah Technologies Corporation (formerly Soltek Powersource Solutions, Inc.) (“CTC-US”).

Carmanah Signs Inc.

CSI, formerly AVVA Light Corporation, designs, manufactures and distributes energy-efficient, LED illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  Founded in 1993, CSI has more than 50,000 signs installed throughout North America and abroad.  The Company’s client list includes many of the most progressive and successful global corporations and brands in a variety of market segments.  CSI’s illuminated signs combine the use of ultra bright LEDs with proprietary edge-lighting and/or back-lighting technologies.  CSI’s signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, low maintenance, and up to 90% less energy consumption.  Each sign is created using state-of-the-art manufacturing and production procedures, as well as proprietary techniques developed through the Company’s experience in the industry.

Carmanah Technologies Corporation

During the period, Soltek Powersource Solutions, Inc. changed its name to Carmanah Technologies Corporation.  CTC-US is the US division of the solar power systems group. CTC-US designs,

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

manufactures and supplies renewable energy solutions to the US market.  In addition to acting as a master reseller for a number of world leading equipment suppliers, CTC-US offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide.

Sales Verticals

Through both direct and distributor sales programs, the Company currently serves the following market verticles:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.

Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

1.3

SELECTED ANNUAL INFORMATION

Please refer to the Carmanah’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2005.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

1.4

RESULTS OF OPERATIONS

Sales

Carmanah's total revenues for the three months ended September 30, 2006 were $17,510,103, representing a 44% increase over the same period in 2005 at $12,195,908.  Revenues for the nine months ended September 30, 2006 were $46,048,027, representing a 95% increase over the same period in 2005 at $23,587,957.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary (CAD1,000’s)	Q1 2006	Q2 2006	Q3 2006	YTD 2006	Q1 2005	Q2 2005	Q3 2005	YTD 2005
Solar LED Lighting	$ 5,327	$ 5,771	$ 8,584	$ 19,682	$ 3,443	$ 5,142	$ 4,183	$ 12,768
Solar Power Systems	6,227	8,548	7,582	22,357	-	-	6,893	6,893
LED Sign Group	890	1,356	830	3,077	1,406	1,400	1,120	3,927
Other income	250	168	514	932	-	-	-	-
TOTAL	$ 12,694	$ 15,843	$ 17,510	$ 46,048	$ 4,849	$ 6,542	$ 12,196	$ 23,587

Solar LED Lighting Group

Revenues from the Solar LED Lighting Group were $8,583,825 in Q3 2006, representing an increase of 105% over Q3 2005 at $4,182,574.  The Solar LED Lighting Group had record bookings of $9,409,311 for the quarter.

Revenues from the Solar LED Lighting Group for the nine months ended September 30, 2006 were $19,681,737, representing an increase of 54% over the same period in 2005 at $12,768,020.  The Solar LED Lighting Group entered Q4 2006 with a sales order backlog of $3,948,413.

Solar Power Systems Group

Revenues from the Solar Power Systems Group amounted to $7,581,953 for the three months ended September 30, 2006 compared to $6,893,372 in 2005, representing an increase of 10% for the quarter.  Revenues for the nine months ended September 30, 2006 were $22,357,061.  This group was acquired in July 2005 and therefore had no year-to-date comparatives for the same period in 2005.  The Solar Power Systems Group entered Q4 2006 with a sales order backlog of $2,210,857.

LED Sign Group

Revenues from the LED Sign Group were $830,160 in sales for Q3 2006, compared to $1,119,962 for Q3 2005.  Revenues for the nine months ended September 30, 2006 were $3,076,858, compared to $3,926,565 for the same period in 2005.  A significant portion of revenues achieved by this group are

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

through larger orders, and therefore quarter-over-quarter results may vary significantly.  The LED Sign Group entered Q4 2006 with a sales order backlog of $203,738.

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the Q3 2006 was $11,441,345 (65.3% of sales), resulting in a gross profit margin of 34.7%, compared with gross profit margin of 33.8% for Q2 2006.  For the nine months ended September 30, 2006, the Company’s gross profit margin was 34.3%, compared with 41.3% for the same period in 2005.  The shift in Carmanah's gross margin from 2005 to 2006 is primarily due to the contribution by the Company’s Solar Power Systems Group for the nine months ended September 30, 2006 ($22,357,061 in sales at 24% gross margin).

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the three months ended September 30, 2006, wage and benefit expenses were 15.6% as a percentage of revenue compared to 17.6% for Q3 2005 and 15.1% for Q2 2006.  Wage and benefit expenses for the nine months ended September 30, 2006 were 16.4%, compared to 18.6% for the same period in 2005.

Wage and benefit expenses for the three months ended September 30, 2006 increased 27% to $2,727,862, compared with $2,143,824 for Q3 2005.  For the nine months ended September 30, 2006, wage and benefit expenses increased 73% to $7,552,820, compared with $4,377,094 for the same period in 2005.  This increase is primarily due to the following:

•

$1,600K in additional 2006 wage expenses resulting from the acquisition of the Solar Power Systems Group in June 30, 2005.

•

$608K in additional commissions expense resulting from overall increased sales.

•

$145K in wage and stock-based compensation expense for severance of a senior manager.

•

$348K in additional stock-based compensation expense.

The Company also increased its sales, marketing, finance and administrative staff in support of overall growth.

Office and Administration

As a percentage of revenue, office and administration expenses for Q3 2006 were 6%, compared to 6% for Q3 2005 and 6% for Q2 2006.  Office and administration expenses for the nine months ended September 30, 2006 were also 6%, compared to 7% for the same period in 2005.

Office and administration expenses in Q3 2006 were $1,001,703, representing a 34% increase over Q3 2005 of $746,623.  Office and administration expenses for the nine months ended September 30, 2006

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

were $2,803,692, representing an increase of 70% over the same period in 2005 at $1,651,171.  This increase is primarily due to:

•

The acquisition of the Solar Power Systems Group in July 2005, which has no comparatives for the same periods in 2005, contributed to this increase with the additional costs of its four sub-assembly and warehouse operations (Victoria, BC, Calgary, AB, Barrie, ON, and Santa Cruz, CA).

•

The expansion into Carmanah’s new 28,000 square foot warehouse facility, as well as the associated increase in overall office, administration and information technology expenses.

•

Increased public company-related costs, including a one-time expense in Q1 2006 in the amount of $117,000 to transfer its listing from the TSX Venture Exchange to the TSX Toronto Stock Exchange, as well as an overall increase in regulatory fees and expenses paid under the new listing.

Sales and Marketing

As a percentage of revenue, sales and marketing expenses for Q3 2006 were 3%, compared to 4% for Q3 2005 and 4% for Q2 2006.  Sales and marketing expenses for the nine months ended September 30, 2006 were 4%, compared to 5% for the same period 2005.

Sales and marketing expenses for Q3 2006 were $542,538, representing a 27% increase over Q3 2005 of $425,805.  Sales and marketing expenses for the nine months ended September 30, 2006 were $1,700,356, representing a 41% increase over $1,201,908 for the same period in 2005.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace and is expanding its sales and marketing efforts to include the Power Systems Group’s customers and verticals.

Research and Development

As a percentage of revenue, research and development expenses for Q3 2006 were 4%, compared to 1% for Q3 2005, and 3% for Q2 2006.  Research and development expenses for the nine months ended September 30, 2006 were 3%, compared to 4% for the same period 2005.

During Q3 2006, gross research and development expenses increased to $1,063,926 for the quarter, compared with $206,773 for Q3 2005.  This increase included contract development costs of $284,335 for development of the Company’s wireless control feature now available on its 700 Series solar LED lighting fixtures.  These contract development costs were expensed in the quarter, compared to a contract development recovery of $60,000 in the same quarter of the previous year.  For the nine months ended September 30, 2006, gross research and development expenses increased 136% to $2,496,255, compared with $1,056,785 for the same period in 2005.  The increase in gross research and development expenses is primarily due to continued investment in new product development, cost reduction initiatives and existing product enhancements across all of the Company’s technology groups.

During Q3 2006, a SR&ED investment tax credit in the amount of $410,165 was booked against total research and development expenses, resulting in net research and development expenses of $653,761.  For the nine months ended September 30, 2006, a SR&ED investment tax credit in the amount of

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

$936,674 booked against year-to-date research and development expenses, resulting in net research and development expenses of $1,559,581.  In 2005, $103,000 in SR&D investment tax credit was recorded for the three months and nine months period ended September 30.

Income Tax

Income tax expense for Q3 2006 totaled $490,216.  This amount is comprised of current tax expense of $511,227 and future income tax recovery of $21,011.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high due to non-deductible expenses, primarily stock-based compensation along with other adjustments related to changes in future tax rates.

Earnings

Earnings before interest, taxes and amortization (EBITA) for Q3 2006 were $1,061,884, compared to $657,200 for Q3 2005.  For the nine months ended September 30, 2006, EBITA were $1,963,157, compared to $1,411,242 for the same period in 2005.

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is EBITA.  EBITA is calculated as net earnings before interest income, taxes and amortization.  A reconciliation of EBITA to net earnings is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Net earnings – as reported	$ 336,505	$ 222,470	$ 436,758	$ 873,109
Add back (deduct):
Interest Income	(41,913)	(29,127)	(160,803)	(115,037)
Income taxes	490,216	227,405	896,993	227,405
Amortization of equipment and leaseholds	214,351	192,730	599,542	359,922
Amortization of intangibles	62,725	43,722	190,667	65,843
EBITA	$ 1,061,884	$ 657,200	$ 1,963,157	$ 1,411,242

Net earnings for Q3 2006 were $336,505, compared with $222,470 for Q3 2005.  For the nine months ended September 30, 2006, net earnings were $436,758 compared with $873,109 for the same period in 2005.

Carmanah is focused on maintaining or increasing the gross margins across all of its technology groups, and continuing to reduce overall operating expenses as a percentage of sales.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

1.5

SUMMARY OF QUARTERLY RESULTS

Selected Quarterly Information

($000’s except earnings per share)

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	$17,510	$15,844	$12,694	$15,141	$12,196	$6,543	$4,850	$3,649
Cost of sales	11,441	10,497	8,224	10,460	8,024	3,505	2,322	2,008
Gross income	6,069	5,347	4,470	4,681	4,172	3,038	2,528	1,641
Net income (loss)	$337	$124	$(23)	$(191)	$222	$387	$263	$(38)
Earnings per share:
Basic	$0.01	$-	$-	$(0.01)	$0.01	$0.01	$0.01	$-
Diluted	$0.01	$-	$-	$(0.01)	$0.01	$0.01	$0.01	$-
Total assets	$53,500	$50,872	$51,921	$48,793	$36,726	$21,841	$19,689	$19,866
Total liabilities	$8,176	$6,398	$11,062	$8,369	$11,148	$3,257	$1,666	$3,256

1.6/1.7

LIQUIDITY AND CAPITAL RESOURCES

Carmanah's cash, cash equivalents, and short-term investments at September 30, 2006 were $6,294,411, compared to $4,444,241 at June 30, 2006 and $11,662,214 at December 31, 2005.

Net cash usage from operations for the nine months ended September 30, 2006 was $4,676,522.  This is primarily due to:

•

$4,901,064 in increased inventory levels in support of increased sales forecasts, particularly in areas of solar panel supply.

•

$1,137,038 in prepayments to suppliers to secure solar panel product.

•

$3,374,151 in increased accounts receivables due to increased sales growth, particularly through the latter part of third quarter.

•

$2,250,454 increase in accounts payable and accrued liabilities due to increased sales growth and inventory purchases.

During the nine months ended September 30, 2006, Carmanah also invested $1,642,688 in leasehold improvements and equipment related to setup and completion of the Company’s new production and warehousing facility, as well as to improvements to its head office facility in anticipation of physically integrating CTC-US and Carmanah sales and administration staff.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah’s facilities for the anticipated growth over the next two years.  The Company anticipates no further significant facilities-related investments in the foreseeable future.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

As per the December 2005 financing, management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, management was able to negotiate supply contracts through to the end of 2007.  As a result, current inventory levels are being monitored and reduced where appropriate.

Net working capital as at September 30, 2006 was $27,568,076 with a current ratio of 4.4:1.

The Company has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $15,250,000 (2005 – $9,800,000).  Interest on operating and term loan facilities are at prime plus 0.125% (2005 – 0.5%).  These credit facilities are secured by general security agreements.

The following table outlines the Company’s contractual lease obligations for the rental of premises and equipment as at September 30, 2006:

				After
Contractual Obligations	Total	1-3 years	4-5 years	5 years
Contractual Lease Obligations	$2,986,816	$2,066,630	$868,724	$51,462

The Company generated cash flows from operations of $1,907,066 before changes in non-cash working capital for the nine months ended September 30, 2006 as compared to $1,506,043 during the same period in 2005.  Cash flows during the nine month period came from net income of $436,758 and non-cash items totaling $1,470,308.  Net changes in non-cash working capital items utilized cash of $6,583,588 for the nine months ended September 30, 2006, bringing cash utilized for operating activities to $4,676,522.

During the nine months ended September 30, 2006, the Company utilized $1,642,688 of its cash for leasehold improvements and purchase of computers and office equipment, utilized $41,930 of its cash for the purchase of intangible assets, utilized $37,476 for other items and redeemed $8,550,000 in short-term investments.

During the nine months ended September 30, 2006, the Company raised an aggregate of $1,100,717 from various exercises of stock options.

During the nine months ended September 30, 2006, the Company utilized $34,981 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

The other sources of funds potentially available to the Company are through the exercise of 3,299,332 outstanding stock options which expire between June 13, 2007 to September 5, 2011 and 300,000 outstanding warrants which expire on June 30, 2010.

1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

1.9

TRANSACTIONS WITH RELATED PARTIES

During the period ended September 30, 2006, management of the Company has an interest in the following transactions:

(a)

The Company paid $52,917 (2005 - $48,417) for research and development services to a director of the Company.  The nature and compensation for these services are reviewed on an annual basis.  In addition, the Company paid $28,364 (2005 - $12,156) for rent to a company controlled by an officer of the Company.  The Company has ended its lease commitment for the space being rented.

(b)

The Company had an advisory agreement with a company controlled by Praveen Varshney, a director and officer of the Company, and Peeyush Varshney, an officer of the Company, in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis. The advisory services include general liaison with regulatory bodies, advice and assistance with respect to business acquisitions, divestitures, joint ventures and corporate development of the Company, assistance with respect to equity financing, leading and managing the investor relation activities of the company, and other services as are deemed by the Company from time to time to be necessary for services related to its public share offerings.

During the nine months ended September 30, 2006, the Company paid management fees of $90,000 (2005 - $90,000) under this agreement.

1.10

SUBSEQUENT EVENTS

None.

1.11

PROPOSED TRANSACTION

None.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

1.12

CRITICAL ACCOUNTING ESTIMATES

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Carmanah Technologies Corporation (formerly Soltek Powersource Ltd.).  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

1.13

CHANGES IN ACCOUNTING POLICIES

None.

1.14

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.  There were no contracts outstanding at September 30, 2006.

Foreign exchange gains recognized in the determination of net earnings (loss) for the period were $87,424 (2005 - $53,582).

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2006

(Prepared by Management)

1.15

OTHER MD&A REQUIREMENTS

Summary of Outstanding Share Data as at November 9, 2006:

1.

Authorized – Unlimited common shares without par value.

Issued and outstanding:

42,441,592 common shares

2.

Stock options outstanding:  3,469,082

3.

Warrants outstanding:   300,000

Disclosure Controls and Procedures

Management has assessed the effectiveness of the Company’s disclosure controls and procedures used for the financial statements and MD&A as at November 9, 2006. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner.  The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings.   The disclosure controls and procedures are effective in ensuring that information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO